BB 3/28

A/B 3/30

06005507

PROCESSED
JUN 2 6 2006
THOMSON FINANCIAL

:DSTATES
(CHANGE COMMISSION
on, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/3105 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Old Mutual Investment Partners

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4643 S. Ulster Street, 6th Floor

(No. and Street)

Denver, CO 80237

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark E. Black 720.200.7780 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

707 Seventeenth Street, Suite 2700, Denver, CO 80202-3499

(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2006
WASH, D.C.
152

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Black, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Old Mutual Investment Partners, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA SALEMA
Notary Public
State of Colorado

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

OLD MUTUAL INVESTMENT PARTNERS

(SEC Identification No. 8-50875)

Financial Statements and Supplementary Information

December 31, 2005

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control)

Filed in Accordance with Rule 17a-5(e)(3) as a Public Document

Independent Auditors' Report

The Board of Trustees
Old Mutual Investment Partners:

We have audited the accompanying statement of financial condition of Old Mutual Investment Partners as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old Mutual Investment Partners as of December 31, 2005, and the results of its operations and its cash flows for the year then ended described above in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

KPMG LLP

Denver, Colorado
February 20, 2006

OLD MUTUAL INVESTMENT PARTNERS

Statement of Financial Condition

December 31, 2005

Assets

Cash	$	2,632,693
Commissions receivable from affiliates		207,319
Commissions receivable		77,870
Receivables from affiliates		965,387
Prepaid expenses		45,000
Prepaid C share commissions		1,322,957
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $688,046		1,479,465
Deferred tax asset		1,248,655
Deposits with clearing organizations and others		414,920
Total assets	$	8,394,266

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	102,172
Deferred rent		364,869
Accrued employee compensation and benefits		1,377,926
Accounts payable, accrued expenses, and other liabilities		500,364
		2,345,331
Commitments and contingencies (notes 8 and 10)		
Stockholder's equity:		
Common stock, $100 par value, authorized 100,000 shares, outstanding 10 shares		1,000
Additional paid-in capital		14,282,636
Accumulated deficit		(8,234,701)
Total stockholder's equity		6,048,935
Total liabilities and stockholder's equity	$	8,394,266

See accompanying notes to financial statements.

OLD MUTUAL INVESTMENT PARTNERS

Statement of Operations

Year ended December 31, 2005

Revenues:		
Commissions	$	2,202,179
Interest and dividends		31,283
Total income		2,233,462
Operating expenses:		
Employee compensation and benefits		6,632,968
Advertising and promotions		2,349,611
Systems and data costs		190,558
Occupancy		746,709
Registration fees		43,549
Distribution fees		1,468,553
Professional fees		324,857
Other operating expenses		349,836
Total operating expenses		12,106,641
Net loss before income tax benefit		(9,873,179)
Income tax benefit		(3,794,312)
Net loss	$	(6,078,867)

See accompanying notes to financial statements.

OLD MUTUAL INVESTMENT PARTNERS

Statement of Changes in Stockholder's Equity

Year ended December 31, 2005

		Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2004	$	1,000	6,589,098	(2,155,834)	4,434,264
Capital contributions		—	10,551,689	—	10,551,689
Net loss		—	—	(6,078,867)	(6,078,867)
Noncash tax capital contribution (note 6)		—	758,476	—	758,476
Return of capital for the current portion of NOL utilized in the consolidated federal tax return of OMUSH (note 1e)		—	(3,616,627)	—	(3,616,627)
Balance, December 31, 2005	$	1,000	14,282,636	(8,234,701)	6,048,935

See accompanying notes to financial statements.

OLD MUTUAL INVESTMENT PARTNERS

Statement of Cash Flows

Year ended December 31, 2005

Cash flows from operating activities:		
Net loss	$	(6,078,867)
Adjustments to reconcile net loss to net cash used in operating activities:		
Provision for income taxes		(3,794,312)
Depreciation and amortization		572,820
Noncash capital contribution		7,158,673
Changes in operating assets and liabilities:		
Increase in commissions receivable from affiliates		(180,218)
Increase in commissions receivable		(65,057)
Decrease in receivable from affiliates		(21,109)
Decrease in prepaid expenses		54,220
Increase in prepaid C share commissions		(1,232,746)
Increase in deposits with clearing organizations and other		(379,522)
Increase in commissions payable		59,597
Increase in deferred rent		12,344
Decrease in payables to affiliates		(466,192)
Increase in accrued employee compensation and benefits		1,247,926
Increase in accounts payable, accrued expenses, and other liabilities		360,517
Net cash used in operating activities		(2,751,926)
Cash flows used in investing activities:		
Purchase of furniture, equipment, and leasehold improvements		(373,271)
Net cash used in investing activities		(373,271)
Cash flows from financing activities:		
Capital contributions		3,393,016
Net cash provided by financing activities		3,393,016
Net increase in cash		267,819
Cash, beginning of year		2,364,874
Cash, end of year	$	2,632,693
Supplemental disclosure of noncash financing activity:		
Return of capital for the current portion of NOL utilized in the consolidated federal tax return of OMUSH	$	(3,616,627)
Noncash tax capital contribution		758,476
Account payable forgiven by Liberty Ridge Capital, Inc. (note 4)		329,645

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

Old Mutual Investment Partners (OMIP) is a downstream affiliate of Old Mutual Capital, Inc. (OMCAP), which is a wholly owned subsidiary of Old Mutual (US) Holdings Inc. (OMUSH or Parent), which, in turn, is an indirect, wholly owned subsidiary of Old Mutual plc, an international financial services group based in London. OMIP commenced operations, in its current form, effective July 1, 2004. OMIP is registered as a broker-dealer under the Securities Exchange Act of 1934 (the Act) and applicable state law, and acts exclusively as a principal underwriter and distributor for Old Mutual Advisor Funds managed by OMCAP and the PBHG Funds and the PBHG Insurance Series Fund (collectively, the Funds), which are managed by Liberty Ridge Capital, Inc. (an OMUSH subsidiary). OMIP promotes the sale of shares of the Funds domestically by broker-dealers that are members in good standing of the National Association of Securities Dealers, Inc. The Company prepares its financial statements on an accrual basis.

In July 2004, OMCAP purchased all of the ownership interests of PBHG Fund Distributors (PBHG FD), an indirect downstream affiliate of OMUSH. Upon its acquisition by OMCAP, PBHG FD was merged with Old Mutual Investment Partners, Inc. with PBHG FD being the surviving entity. On the same day, PBHG FD changed its name to OMIP.

Income is derived from commissions received from the sale of shares of the Funds managed by OMCAP. Expenses include those directly related to OMIP wholesale broker-dealer and distribution activities. No allocations are made by OMCAP for overhead, administrative services, rent, or compensation paid to an employee whose primary duties do not relate to distribution activities.

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of management estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(b) Revenue Recognition

Commission income is accrued as earned based upon fund sales commissions retained by the Company after reallowance to other broker-dealers.

(c) Cash and Cash Equivalents

The Company considers cash equivalents as liquid investments with original maturities of fewer than 90 days. Cash and cash equivalents at December 31, 2005 consist of cash of $2,632,693.

(d) Furniture, Equipment, and Leasehold Improvements

Depreciation on furniture, equipment, and leasehold improvements is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful life of computer equipment and software is three years, while office equipment and furniture and fixtures is five years. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or estimated useful life of the asset. Total depreciation and amortization for the period ended December 31, 2005 was $572,820.

(e) ***Income Taxes***

The Company uses the asset and liability method of accounting for income taxes on a pro rata basis. Under this method and basis, current and deferred income taxes are allocated to the Company based on the Company's relative contribution to the Parent's consolidated income tax expense or benefit. Accordingly, the Company does not recognize alternative minimum tax (AMT) payable or carryforward, net operating loss carryforwards, or other credit carryforwards that do not exist in the Parent's consolidated tax return.

The need for a valuation allowance on deferred tax assets is assessed at the consolidated OMUSH level and allocated to the Company on a pro rata basis using those Company's deferred tax assets that require the valuation allowance. The Company does not record a valuation allowance unless one is recorded at the consolidated OMUSH level.

The net loss of the Company is included in the consolidated federal income tax return of OMUSH. The Company will not be compensated by OMUSH for the tax benefit (receivable from OMUSH) related to the use of the net loss in the consolidated federal income tax return that is used to offset income of other members of the group. Therefore, this tax benefit amount is shown as a return of capital as the tax benefit will not be paid by OMUSH to the Company.

(f) ***Concentrations of Credit Risk***

The Company is primarily engaged in the selling of shares of the Funds. In the event counterparties do not fulfill their obligations to the Company, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(2) Stockholder's Equity

The Company has 100,000 shares of common stock authorized, 10 of which are issued and outstanding. OMCAP intends to provide capital contributions to the Company as necessary for it to maintain compliance with minimum net capital requirements. During 2005, OMCAP made a cash contribution to the Company in the amount of $3,393,016 (see note 4).

(3) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of $25,000 and maintenance of a ratio (aggregate indebtedness to net capital), both as defined, that shall not exceed 15 to 1. Further, capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $494,681, which was $175,855 in excess of the minimum net capital required (which is equal to net capital less minimum net capital required, less fidelity bond deductible, plus the fidelity bond deductible allowed which is equal to the greater of $5,000 or 10% of the minimum net capital required), and a ratio of aggregate indebtedness to net capital of 4.00 to 1.

(Continued)

At December 31, 2005, the Company is exempt from the provisions of Rule 15c3-3 (under paragraph k(2)(i) of such rule) of the Act as it is a broker-dealer that deals solely in mutual fund shares and promptly transmits all customer funds and delivers all securities received in connection with its broker-dealer activities.

The Company has and will continue to receive financial support from its Parent to allow the Company to meet its obligations as they become due and maintain its required net capital.

(4) Related-Party Transactions

Certain payroll and other expenses directly related to the Company's wholesale broker-dealer and distribution activities are paid directly by OMCAP. When these expenses are paid by OMCAP, the Company records a payable to an affiliate. During 2005, the Company paid approximately $3,393,016 to OMCAP in cash and OMCAP forgave approximately $7,158,673 in amounts payable to affiliates as a noncash capital contribution.

As the Company is a member of a group of affiliated companies, it is possible that the terms of certain of the related-party transactions are not the same as those that would result from transactions among wholly unrelated parties.

OMIP's sales organization markets and sells Separately Managed Accounts (SMA) on behalf of OMCAP. The Company's payroll and other expenses of its sales organization are allocated to OMCAP on a monthly basis based on total sales of SMA's compared to total sales of OMIP. The total allocated to OMCAP during the year ended December 31, 2005 was $4,630,564, of which, $688,756 is included in receivables from affiliates. The total allocated amount is recorded as a reduction of employee compensation and benefits, advertising and promotions, registration fees, professional fees and other operating expenses. The Company's Wealth Management Group (WMG) worked solely on the SMA business. Therefore, all payroll and other expenses, $355,131, was allocated to OMCAP, of which, $15,315 is included in receivables from affiliates. This allocation is recorded as a reduction to employer compensation and benefits. Subsequent to year-end, all amounts included in receivables from affiliates were received.

During 2005, Liberty Ridge Capital, Inc. (subsidiary of Parent), forgave $329,645 of an outstanding payable, such noncash transaction was recorded as commissions revenue on the statement of operations.

(5) Benefit Plans

The Company has a defined contribution benefit plan for eligible employees; a profit sharing plan (the Plan) qualified under Section 401 of the Internal Revenue Code makes contributions to a trustee, on behalf of eligible employees, to fund the Plan.

The Plan covers all full-time employees who have met certain length-of-service requirements. The Company contribution to the Plan is determined annually subject to some limitations. For any Plan year in which the Company makes a profit sharing contribution to the Plan, all eligible participants in the Company are entitled to share in the profit sharing contribution. This contribution is made to all eligible participants who are actively employed at the Company on December 31. The Company incurred a profit sharing expense of approximately $189,079 for the year ended December 31, 2005.

(6) Income Taxes

The components of the provision for income taxes are computed as follows:

Current income tax benefit:		
Federal	$	(3,451,850)
State		(164,777)
Total current tax benefit		(3,616,627)
Deferred income tax expense/(benefit):		
Federal		265,178
State		(442,863)
Total deferred tax benefit		(177,685)
Total income tax benefit	$	(3,794,312)

The provision for taxes differs from the expected federal income tax rate of 35% for the following reasons:

Computed "expected" income tax benefit at statutory rate	$	(3,455,613)
Increase in income taxes resulting from:		
State income taxes, net of federal benefits		(394,966)
Meals and entertainment		90,831
Other		(34,564)
Income tax benefit	$	(3,794,312)

At December 31, 2005, the Company has deferred tax assets as follows:

Deferred tax assets:		
Fixed assets	$	80,798
Federal net operating loss		596,477
State net operating loss		571,380
Total deferred tax asset		1,248,655
Less valuation allowance		—
Net deferred tax asset	$	1,248,655

At December 31, 2005, the Company has a net deferred tax asset of $1,248,655. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future income and tax planning strategies, which are both prudent and feasible and would be implemented, in making this assessment. Based on the projections of future taxable income over the period in which the deferred tax assets are deductible and available tax planning strategies, management believes

that it is more likely than not that the Company will realize the benefit of these deductible differences reported as of December 31, 2005. The amount of deferred tax asset considered realizable, however, could be reduced in the near term if the estimates of future taxable income during the carryforward period are reduced.

Included in the deferred tax asset balance at December 31, 2005 is $515,946 related to federal and state net operating losses (NOLs) that originated on the books of Old Mutual Investment Partners, Inc. Also included in the deferred tax asset balance at December 31, 2005 is $242,530 related to federal NOLs that originated on the books of PBHG Fund Distributors. In July 2004, these deferred tax assets were merged into the new OMIP and recorded at the Parent level. In 2005, these deferred tax assets amounting to $758,476 were transferred to OMIP and were recorded as paid in capital, as noncash capital contribution. As of December 31, 2005, the Company had federal and state net operating loss carryforwards of approximately $1.7 million and $17.9 million, respectively.

(7) Furniture, Equipment, and Leasehold Improvements

As of December 31, 2005, furniture, equipment, and leasehold improvements consist of the following:

Computer equipment	$	1,027,359
Computer software		314,465
Office equipment		74,485
Furniture and equipment		189,471
Leasehold improvements		561,731
		2,167,511
Accumulated depreciation and amortization		(688,046)
	$	1,479,465

(8) Lease Payments

The Company is party to various operating leases. Future minimum payments under all operating leases pertaining to the Company amount to approximately $258,317 in 2006, $271,737 in 2007, $285,156 in 2008, and $221,415 in 2009. The Company incurred rental expense of approximately $173,889 for the year ended December 31, 2005.

(9) Prepaid C Share Commissions – Dealers Advances and Prepaid Services

Certain of the Funds maintain a multi-class structure whereby the participating funds offer traditional front-end load shares (Class A shares) and back-end load shares (Class C shares). Class C shares may require the investor to pay a contingent deferred sales charge (CDSC) if there is a redemption within one year. However, the Company pays upfront sales commissions (dealer advances) to broker-dealers of 1% on Class C shares. The participating Funds pay the Company distribution and service fees based on their net assets invested in Class C shares, subject to annual renewal by the participating Funds' boards of trustees. The distribution fees are 0.75% per annum for Class C shares. A service fee of 0.25% per annum is paid to the Company for Class C shares. In addition, the Company is paid a CDSC on Class C shares redeemed

within the minimum holding period. The CDSC is paid based on the lower of original cost or current market value at a rate of 1% for Class C shares. Class A shares over $1 million also have a 1% CDSC charge and a .25% service fee.

The Company capitalizes Class C share commissions for financial statement purposes and amortizes such costs over a 12-month period. The Company expenses the Class C share commissions in full for tax purposes in the year such advances are paid. Distribution fees received by the Company from participating funds are recorded in income as earned. CDSCs received by the Company from redeeming shareholders are recognized as a contra-expense. Prepaid service fees are capitalized and amortized for financial statement purposes over a 12-month period.

(10) Commitments and Contingencies

At this time, the Company does not have or is not aware of any litigation against the Company.

OLD MUTUAL INVESTMENT PARTNERS

Supplementary Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2005

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

At December 31, 2005, the Company is exempt from the provisions of Rule 15c3-3 (under paragraph k(2)(i) of such rule). Because of this exemption, the Company has not included the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" or "Information for Possession or Control Requirements Under Rule 15c3-3."

See accompanying independent auditors' report.

Schedule I

OLD MUTUAL INVESTMENT PARTNERS

Computation of Net Capital Under Rule 15c3-1 of the
Securities Exchange Act of 1934

December 31, 2005

Net capital:		
Total stockholder's equity	$	6,048,935
Deduct nonallowable assets:		
Commissions receivable		77,870
Receivable from affiliates		965,387
Furniture, equipment, and leasehold improvements less accumulated depreciation and amortization		1,479,465
Prepaids and deposits		1,782,877
Deferred tax asset		1,248,655
		5,554,254
Net capital	$	494,681
Aggregate indebtedness	$	1,980,462
Computation of basic net capital requirement:		
Minimum net capital required: 6-2/3% of total aggregate indebtedness, but not less than $25,000	$	132,031
Fidelity Bond deductible allowed (greater of $5,000 or 10% of minimum, net capital required)	$	13,203
Fidelity Bond deductible		200,000
Net excess Fidelity Bond deductible	$	186,797
Excess of net capital over requirement	$	175,855
Excess of net capital at 1,500 percent		362,650
Excess of net capital at 1,000 percent		296,655
Ratio of aggregate indebtedness to net capital		4.00

There were no material differences between the Company's computation of net capital as reflected on Form X-17 A-5, Part IIA and the above computation.

See accompanying independent auditors' report.

Supplemental Independent Auditors' Report on the Internal Control Structure Required by Rule 17a-5

Board of Trustees
Old Mutual Investment Partners:

In planning and performing our audit of the financial statements and supplemental schedule of Old Mutual Investment Partners (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession of control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Trustees, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

Denver, Colorado
February 20, 2006